                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      For the Year Ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                     SHOPKO STORES, INC. SHARED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                               SHOPKO STORES, INC.
                                 700 PILGRIM WAY
                           GREEN BAY, WISCONSIN 54304

SHOPKO STORES, INC.
SHARED SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000, SUPPLEMENTAL
SCHEDULE AS OF DECEMBER 31, 2001 AND
INDEPENDENT AUDITORS' REPORT

SHOPKO STORES, INC. SHARED SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                             PAGE

INDEPENDENT AUDITORS' REPORT                                                                                   1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000:

  Statements of Net Assets Available for Benefits                                                              2

  Statements of Changes in Net Assets Available for Benefits                                                   3

  Notes to Financial Statements                                                                               4-7

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
  DEPARTMENT OF LABOR'S RULES AND REGULATIONS AS OF
  DECEMBER 31, 2001:

  Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes                    8

  Other schedules are omitted due to the absence of conditions under which they are required.

EXHIBITS -

  Exhibit 23.1 - Independent Auditors' Consent                                                                 9

INDEPENDENT AUDITORS' REPORT


Retirement Committee
ShopKo Stores, Inc. Shared Savings Plan
Green Bay, Wisconsin

We have audited the accompanying financial statements of ShopKo Stores, Inc. Shared Savings Plan (the "Plan") as of December 31, 2001 and 2000, and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Milwaukee, Wisconsin
May 30, 2002

SHOPKO STORES, INC. SHARED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                      2001                2000
ASSETS

INVESTMENTS:
  Mutual funds                                                    $192,656,561        $236,064,889
  Pooled collective funds                                           76,870,737          62,745,707
  Common stock - ShopKo Stores, Inc.                                17,213,274          12,663,275
  Investment contracts                                                                   1,000,000
  Participants' loans                                               10,829,314          12,185,360
                                                                  ------------        ------------

           Total investments                                       297,569,886         324,659,231

RECEIVABLES:
  Securities sold                                                                          334,688
  Accrued interest and dividends                                                            47,414

CASH                                                                       242               6,760
                                                                  ------------        ------------

TOTAL ASSETS AND NET ASSETS
  AVAILABLE FOR BENEFITS                                          $297,570,128        $325,048,093
                                                                  ============        ============



See notes to financial statements.

SHOPKO STORES, INC. SHARED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                             2001               2000

INVESTMENT LOSS:
    Net depreciation in fair value of investments                        $(23,068,609)       $(70,110,588)
    Interest and dividends - net                                            2,732,783          24,388,855
                                                                         ------------        ------------

           Total investment loss                                          (20,335,826)        (45,721,733)
                                                                         ------------        ------------

CONTRIBUTIONS:
    Employer                                                                8,203,747           4,817,039
    Participants                                                           15,066,077          13,446,688
    Rollovers                                                                 273,881             970,107
                                                                         ------------        ------------

           Total contributions                                             23,543,705          19,233,834
                                                                         ------------        ------------

           Total investment loss and contributions                          3,207,879         (26,487,899)
                                                                         ------------        ------------

COSTS AND EXPENSES:
  Benefits paid to participants                                            31,854,643          28,704,507
  Administrative expenses                                                      94,108              20,883
                                                                         ------------        ------------

           Total costs and expenses                                        31,948,751          28,725,390

NET ASSETS OF MERGED PLANS                                                  1,262,907          36,481,310

TRANSFERS TO OTHER PLAN                                                                        (5,856,849)
                                                                         ------------        ------------

NET DECREASE                                                              (27,477,965)        (24,588,828)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                       325,048,093         349,636,921
                                                                         ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                            $297,570,128        $325,048,093
                                                                         ============        ============


See notes to financial statements.

SHOPKO STORES, INC. SHARED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.   DESCRIPTION OF PLAN

     The following description of the ShopKo Stores, Inc. Shared Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     Under provisions of the Plan, all employees of ShopKo Stores, Inc. and its subsidiaries (the "Company"), the Plan sponsor, who are full-time (work 1,000 compensated hours per plan year), and are 20 years of age or older are eligible to participate in the Plan after completing one or more years of eligible service as defined. The contributions are limited to the amount deductible for federal income tax purposes. Company profit sharing contributions to the Plan are determined each year at the discretion of the Company's Board of Directors. Company profit sharing contributions are allocated among the participants based on the ratio of each participant's compensation, as defined, to total compensation of all participants for the year, in accordance with Section 415(d) of the Internal Revenue Code. Allocations are made only to participants who: 1) have attained age 20, are employed on the last day of the Plan year and had 1,000 compensated hours in the Plan year or 2) terminated their employment by reason of death, disability, normal retirement, or early retirement, which requires ten years of Company service and attainment of at least age 55. Separate accounts are maintained for each participant.

     The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code under which participants may contribute up to 18% of their recognized compensation, as defined. The Plan provides for an employer matching contribution allocated to the participants' accounts. The matching contribution in fiscal 2000 was equal to 50% of the first six percent of compensation for ShopKo Stores, Inc. ("ShopKo") employees and 50% of the first five percent for Pamida, Inc. ("Pamida") employees. The matching contribution for fiscal 2001 was equal to 100% of the first three percent and 50% of the next two percent of compensation contributed by the participating employee, for both ShopKo and Pamida. Participant contributions and employer matching contributions are 100% vested at all times. Participants currently employed can only withdraw their vested account balances in financial hardship situations.

     Participant profit sharing accounts, which relate to prior year profit sharing contributions, are fully vested after the third year of service with a 1,000 hours of service in each year with no vesting prior to that time. In the event of normal retirement at age 65 or thereafter, permanent disability, or death, participants' accounts become 100% vested. The nonvested amounts in terminated participants' accounts are forfeited and allocated to the accounts of the remaining participants, as defined in the plan agreement. During the years ended December 31, 2001 and 2000, forfeited profit sharing nonvested amounts totaled $216,000 and $224,000, respectively.

     Participants are permitted to take out loans against their 401(k) and rollover accounts. Loans are subject to the approval of the Retirement Committee. Loans may not exceed the lessor of $50,000 or one-half of the participant's vested total account balance. Loans may not be less than $1,000. The duration of each loan is determined by the participant, up to a maximum of five years, except for Pamida employees who were merged into the Plan. Generally, Pamida employees were allowed loans up to a maximum of ten years under the Pamida plan and the Shared Savings Plan allowed for these loans to continue. Loan payments are made together with interest, through payroll deductions. Loans bear interest equal to the prime rate plus one percent.

     Vested benefits may be withdrawn in a lump sum or retained in the account, at the option of the participant, upon termination or retirement.

     Participants direct the investment of their account balances into one or more investment options offered by the Plan.

     Benefits payable which were authorized but not yet paid as of December 31, 2001 and 2000 aggregated $39,950 and $31,070, respectively, and are included in net assets available for benefits for reporting purposes.

     Administrative expenses are paid by the Plan.

     On September 8, 2000, the Company transferred all of the net assets relating to the accounts of employees of ProVantage Health Services, Inc. (a former subsidiary of the Company) to an unrelated successor plan. The assets transferred from the Plan consisted of investments of approximately $5,857,000. The effective date of the transfer was June 15, 2000.

     On November 15, 2000, the Pamida Savings Plus Plan (the "Pamida Plan") was merged into the Plan. The Pamida Plan assets consisted of investments of approximately $36,481,000. Subsequent to January 1, 2001 all Pamida plan participants were subject to the Plan document and applicable amendments.

     On January 1, 2001, the Places Discount Stores Co. 401(k) and Profit Sharing Plan and Trust Plan ("Places Plan") was merged into the Plan. The Places Plan consisted of investments of approximately $1,263,000. Subsequent to January 1, 2001, all Places Plan participants were subject to the Plan document and applicable amendments.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting.

     Investment Valuation and Income Recognition - The current value of investments is determined by the Trustee based on the closing market prices, if available, at fiscal year-end. For those investments that have no quoted market price, current value represents estimated fair value, as determined by the Trustee. Investment contracts are valued at contract value, which approximates fair value. The Plan's investment in the pooled collective fund that in turn holds investment contracts are valued at the contract value of the underlying investment contracts, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay administrative expenses.

     The Plan invests in various securities including common stock, mutual funds and a pooled collective fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is accrued as earned.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Payment of Benefits - Benefits are recorded when paid.

3.   PLAN TERMINATION

     Although the Company has not expressed an intent to discontinue the Plan, it may do so at any time subject to provisions set forth in the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, all benefits would fully vest for participants, and the assets of the Plan would be distributed to the participants based on each individual participant's interest in the Plan.

4.   TRUSTEE AND ADMINISTRATION OF THE PLAN

     Effective March 1, 1996, the Retirement Committee appointed as trustee and recordkeeper, American Express Trust Company, a wholly-owned subsidiary of American Express Financial Corporation, which is a wholly-owned subsidiary of American Express Company. Certain Plan investments are managed by American Express, and therefore, these transactions qualify as party-in-interest.

5.   INVESTMENTS

     The market value of investments that individually exceeds five percent or more of the Plan's assets at December 31, 2001 and 2000 are as follows:

                                                                              2001                 2000
AXP New Dimensions Fund                                                   $ 82,898,345         $104,082,211
AETC Stable Capital Fund II                                                 75,703,735
American Express Trust Stable Capital Fund I                                                     60,434,905
AXP Blue Chip Advantage Fund                                                35,615,982           43,107,248
AXP Mutual Fund                                                             32,473,714           38,617,954
Templeton Foreign Fund                                                      22,824,245           25,703,838
AIM Constellation Fund                                                      18,844,275           24,553,638
Common Stock - ShopKo Stores, Inc.                                          17,213,274

     During the years ended December 31, 2001 and 2000, net (depreciation) appreciation of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) is as follows:


                                                                               2001                2000
AETC Stable Capital Fund II                                                $  2,901,879
Common Stock - ShopKo Stores, Inc.                                           10,679,380        $(25,803,946)
AXP New Dimensions Fund                                                     (16,115,263)        (21,527,548)
AXP Blue Chip Advantage Fund                                                 (7,640,987)         (8,681,383)
AIM Constellation Fund                                                       (5,904,872)         (8,667,473)
AXP Mutual Fund                                                              (5,525,147)         (6,039,102)
Templeton Foreign Fund                                                       (2,694,624)         (2,172,821)
American Express Trust Stable Capital Fund I                                  1,231,025           2,781,685
                                                                           ------------        ------------

Net depreciation                                                           $(23,068,609)       $(70,110,588)
                                                                           ============        ============

6.   TAX STATUS

     The Plan obtained its latest determination letter on April 16, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since applying for the determination letter. However, the Retirement Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   SUBSEQUENT EVENTS

     The following Plan amendments were adopted subsequent to January 1, 2002:

         Participants may contribute up to a maximum of 50% of their recognized compensation, as defined, subject to certain limitations.

         Participants may elect to take an in-service withdrawal from their profit sharing account without being required to request a loan first. An in-service withdrawal may be requested for medical expenses not covered by insurance or to reimburse for expenses caused by natural disasters.

         Participants are only allowed to have one loan outstanding. Any participants with more then one loan outstanding as of February 1, 2002 will be permitted to maintain their outstanding loans.

         Participants may request a loan for up to a maximum of 10 years to assist in the purchase of a primary residence. The maximum will remain at 5 years for any other purpose.

         Employees are now eligible to participate in the Plan at age 18 after three months of employment. However, the requirement for the employer match remains at age 20 and full-time employment (work 1,000 compensated hours per plan year).

                                   * * * * * *

                              SUPPLEMENTAL SCHEDULE

                            FURNISHED PURSUANT TO THE

                   DEPARTMENT OF LABOR'S RULES AND REGULATIONS

SHOPKO STORES, INC. SHARED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                     SHARES OR             FAIR
                                  DESCRIPTION                        FACE VALUE            VALUE
COMMON STOCK - ShopKo Stores, Inc.*                                    2,230,345       $ 17,213,274
                                                                                       ------------

MUTUAL FUNDS:
  AIM Constellation Fund                                                 852,682         18,844,275
  AXP Blue Chip Advantage Fund*                                        4,424,346         35,615,982
  AXP Mutual Fund*                                                     3,450,979         32,473,714
  AXP New Dimensions Fund*                                             3,372,593         82,898,345
  Templeton Foreign Fund                                               2,467,486         22,824,245
                                                                                       ------------

           Total mutual funds                                                           192,656,561

POOLED COLLECTIVE FUNDS:
  AETC Stable Capital Fund II*                                         4,778,070         75,703,735
  AETC Money Market Fund*                                              1,167,002          1,167,002
                                                                                       ------------

           Total collective funds                                                        76,870,737

PARTICIPANTS' LOANS* - Interest
  at prime plus 1%, due through 2014                                $ 10,829,314         10,829,314
                                                                                       ------------

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                              $297,569,886
                                                                                       ============


*Party-in-interest

                                                                    EXHIBIT 23.1











INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement Nos. 33-58584 and 333-53577 of ShopKo Stores, Inc. on Form S-8 of our report dated May 30, 2002, appearing in this Annual Report on Form 11-K of ShopKo Stores, Inc. Shared Savings Plan for the year ended December 31, 2001.



/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Milwaukee, Wisconsin
June 27, 2002

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the ShopKo Stores, Inc. Shared Savings Plan (formerly ShopKo Stores, Inc. Profit Sharing and Super Saver Plan) Retirement Committee, have duly caused this annual report to be signed by the undersigned there upon duly authorized.

                                    SHOPKO STORES, INC. SHARED SAVINGS PLAN
                                    ---------------------------------------
                                                 (Name of Plan)





Date: June 27, 2002                 By: /s/ Peter G. Vandenhouten

                                    Peter G. Vandenhouten
                                    ShopKo Stores, Inc. Shared Savings Plan
                                     Retirement Committee Member